Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

— In Memoriam 2010 —

Bettye K. Hedgepath Atlanta Gas Light	Joel W. Wilson Atlanta Gas Light	Simeon J. Scandrett Atlanta Gas Light	Jackson Sneed Chattanooga Gas	Jack Peterson Elizabethtown Gas
Mim Weaver Atlanta Gas Light	John G. Westerman III Atlanta Gas Light	Henry Strong Atlanta Gas Light	Edward Gillespie Virginia Natural Gas	Frances Durett Elizabethtown Gas
Harold M. Arrington Atlanta Gas Light	James C. Fortson Atlanta Gas Light	William K. McAbee Atlanta Gas Light	Virginia Smith Virginia Natural Gas	Gary Wells Elizabethtown Gas
John D. Adams Jr. Atlanta Gas Light	Robert W. Brown Atlanta Gas Light	Cecil L. Davis Atlanta Gas Light	Ray Lane Virginia Natural Gas	Frederick W. Sullivan Elizabethtown Gas
Melvin E. Whitley Atlanta Gas Light	Margaret Youngblood Atlanta Gas Light	Willie Mann Atlanta Gas Light	Tommy Y. Edwards AGL Resources	Walter Sosville Elizabethtown Gas
Halcy P. Weldon Atlanta Gas Light	Gertrude Morris Atlanta Gas Light	Harold E. Gresham Atlanta Gas Light	David A. Wall AGL Resources	Henry Hayes Elizabethtown Gas
John H. Rowe Atlanta Gas Lightt	Willie R. Bonner Atlanta Gas Light	Ralph M. Pacheco Sr. Atlanta Gas Light	Daniel B. Garrison AGL Resources	Stefan Skorupa Elizabethtown Gas
Carolyn D. Hooks Atlanta Gas Light	Huey L. Agee Atlanta Gas Light	Wesley Norris Atlanta Gas Light	Mary H. Garvin AGL Resources	Grace Guthrie Virginia Natural Gas
Frank W. Jones Atlanta Gas Light	Phillip Todd Atlanta Gas Light	Mary E. Copeland Atlanta Gas Light	Robert L. Neely AGL Resources	Jack Lambertsen Elizabethtown Gas
Joseph O. McIntire Atlanta Gas Light	J.I. McAllister Jr. Atlanta Gas Light	Lindsey L. London Atlanta Gas Light	Mary E. Schroen Florida City Gas	Aaron Mitchell Elizabethtown Gas
George E. Taylor Atlanta Gas Light	Dixie Williams Atlanta Gas Light	William Doty Chattanooga Gas	Karl Y. Walters Florida City Gas	GoldFlames

Important information about the article, "Planned Merger Sets Stage for a New Energy Leader."

Data presented in this document represents pro forma AGL Resources at the close of the proposed transaction. Top ranking of customers served is based upon reported customer counts for pure natural gas companies based on current customer counts. Source for combined revenue data is S-4 filed on March 14, 2011, by AGL Resources. Source data for pipeline mileage is as reported to the American Gas Association or on individual company websites. Merger milestone chart is representative of the milestones that will occur between the announcement of the planned transaction and its consummation and is not intended to indicate that the milestones must occur in the order presented.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements").

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as expected revenue and growth potential, our ability to be one of the lowest-cost, most diversified natural gas companies, and receipt of the necessary approvals for the transaction. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "estimate", "intend", "continue", "plan", "project", "will", "may", "should", "could", "would", "target", "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this document that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources' and Nicor's reports filed with the Securities and Exchange Commission ("SEC"). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources' and Nicor's Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources' website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor's website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources' directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

If you have questions about your benefits, please contact the Benefits Resource Team at 1-866-977-4BRT or 1-866-977-4278

Gold Flames
Presidents

Herb Britt
Atlanta Gold Flames
770.954.9702
hnjbritt@yahoo.com

Rae Lou Nieberding
Augusta Gold Flames
706.860.0386

Harold Weathers
Macon Gold Flames
478.754.5571
hchmw@bellsouth.net

Gordon Huston
Rome Gold Flames
706.692.9619
gordonhuston@windstream.net

Sharon Roddenberry
Savannah Gold Flames
912.925.9008
windsor203@comcast.net

Royce Sizemore
Valdosta Gold Flames
229.244.3141
rvsizemore@aol.com

Ken Royse
Chattanooga Gold Flames
423.892.7603
Mrnete34@yahoo.com

CHAPTER COORDINATORS

Lorri Hudak- Sylvester
New Jersey Gold Flames
609.698.7158
lorri_hudak@comcast.net

Jo Ann Stryker
New Jersey Gold Flames
609.978.8107
joannstryker@comcast.net

Norene Navarro
New Jersey Gold Flames
nten6446@verizon.net

— Spring 2011 —

GoldFlames

Planned Merger Sets Stage for a New Energy Leader

For more than 150 years, the companies that make up AGL Resources have changed with the times in order to ensure our customers are always well-served with safe, reliable, environmentally friendly natural gas.

Now AGL Resources is poised to take another step – a transformational one. In December 2010, Chairman, President and CEO John W. Somerhalder II announced plans to merge with Nicor, Inc. of Illinois. The $8.6 billion transaction is expected to create one of the largest natural gas distribution companies in the United States, serving nearly 4.5 million customers across seven states. The company's presence in the retail, wholesale and storage segments would also expand as a result of the merger.

The combined company will continue to be known as AGL Resources, be headquartered in Atlanta, and continue to be led by John Somerhalder as Chairman, President and CEO.

A Logical Combination

The merger is an exciting opportunity to join two exceptional companies with highly complementary businesses. As the box below shows, a merger between AGL Resources and Nicor is a very compelling transaction. AGL Resources is first and foremost a natural gas distribution company; this transaction does not change that. Rather, it builds upon our operational expertise by combining with a company that is also an excellent operator. AGL Resources will remain a company with over two-thirds of its revenue generated by the regulated businesses, with Georgia and Illinois accounting for approximately two-thirds of the company's regulated rate base.

The Combined Company At-a-Glance

AGL Resources | nicor

- Approximately 4.5 million utility customers in seven regulated natural gas distribution companies with customers located in Illinois, Georgia, New Jersey, Virginia, Florida, Tennessee and Maryland
- Nearly 80,000 miles of transmission and distribution mains
- Natural gas storage business to provide 31 Bcf of storage expected in 2012
- Annual revenue topping $5 billion and approximately 6,400 jobs
- Four Nicor directors will be added to the AGL Resources Board of Directors

With a new distribution headquarters in Naperville, Ill., we expect the increased scale and scope of the combined company to create benefits for customers as the sharing of best practices allows us to serve them better and more efficiently. The increased scale of the company is also expected to create opportunities for employees to develop and grow.

Continued on page 2

Inside:
Recap Atlanta Gold Flames Meeting: Estate Planning

GoldFlames
2011

"Planned Merger Sets Stage"...Continued from page 1

A Growth Proposition

The merger is expected to establish a growth platform superior to what either company could achieve alone. With annual revenues of more than $5 billion, the combined company is expected to join the ranks of the Fortune 500.

In addition to increasing the scale of our regulated (distribution) businesses, the transaction also diversifies AGL Resources' unregulated businesses, which provide opportunity for top-line growth. Integrating our non-utility businesses will enable us to enhance our leadership position across the natural gas value chain. We will leverage the retail experience of both companies, including some unique Nicor service offerings. The combined company will feature experience in salt dome, reservoir, aquifer and market area LNG storage. Both companies effectively run asset optimization businesses – AGL Resources' Houston-based Sequent Energy Management, and Nicor's Enerchange – and combining them will deliver expanded geographic scope and economies of scale. The transaction will also include Tropical Shipping, Nicor's containerized shipping business serving the Caribbean region and Bahamas. Tropical Shipping is expected to make up approximately 4 percent of the combined company's EBIT (Earnings Before Interest and Tax).

Planning for the Future

AGL Resources has a proven track record of acquisitions and integrations spanning the past decade. That experience is helping us plan for the future.

The transition is being led by a committee featuring senior executives from both companies. Chaired by Drew Evans, AGL Resources Executive Vice President and Chief Financial Officer, the Transition Committee is charged with combining the companies as seamlessly and effectively as possible. Primary among the committee's focus is ensuring compliance with all regulatory requirements related to the transaction and setting strategies and timelines designed to accomplish integration goals.

The Path to Completion

The merger between AGL Resources and Nicor requires a number of regulatory approvals before it can successfully close in the second half of 2011 as expected. Chief among these is the Illinois Commerce Commission, the state regulatory body of Illinois which has jurisdiction over Nicor Gas. In January 2011, the companies filed a joint request with the ICC for approval of reorganization of Nicor, Inc. the parent company of Nicor Gas. The Commission has an 11-month window in which to make its ruling.

The merger also requires clearance by other regulatory agencies including the Securities and Exchange Commission as well as the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The companies received antitrust clearance from the DOJ and FTC, as well as clearance from the SEC, in late April.

Shareholder approval also is required to close the merger. A special meeting of shareholders is scheduled for Tuesday, June 14. At that meeting, shareholders will vote on a proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement with Nicor and a proposal to approve an amendment to AGL Resources' amended and restated articles of incorporation to increase the maximum number of directors that may serve on AGL Resources' board of directors from 15 to 16 directors.

The merger with Nicor is an exciting new chapter in the AGL Resources story. To learn more about Nicor and to keep up with our progress through the process, the following resources may be helpful:

- AGL Resources Retiree News: http://www.aglresources.com/community/retirees.aspx
- Nicor, Inc. website: www.nicor.com

Corporate Headquarters
Non-Utility Gas Storage Facilities
Distribution Operations
Retail Services
Gas Distribution Headquarters
Wholesale Operations
Distribution Operations and Retail Services
Distribution Service Areas
Tropical Shipping
AGL Resources
nicor

Atlanta Gold Flames March Meeting – Wills and Estate Planning

Many people wait until it is too late to see the importance of drafting a will, creating a heavy burden, both financially and emotionally, for their loved ones. Thankfully, with a little help and some decisive action, the outcome can be much simpler and pleasing for retirees as well as their families.

During a recent meeting of the Atlanta Chapter of the Gold Flames, A. Diane Baker, attorney-at-law, touched on the financial and legal implications of estate planning. Laws vary from state to state, and Gold Flames retirees should always reference laws in their state and/or seek the advisement of legal counsel before creating or altering a will.

What is a will?

A legal document, signed and witnessed in accordance with state law, designates who will receive your property after your death, appoints someone to be the executor of your estate and names someone to be the guardian of your minor children. A will also may include a trust for your children or grandchildren, or other beneficiaries.

Why do I need a will?

Without a will, you cannot designate who will receive valuable property such as your home, car, jewelry or family heirlooms. You cannot designate who will serve as guardian of your minor children, if both parents were to die. You also cannot make gifts to charities.

What if I die without a will?

State law will take control, and the court will make decisions for you. State law will determine who inherits your property and choose a guardian for your minor children. The court also chooses an administrator to settle your estate, and there is the increased possibility of disputes over your property.

Should I write my own will?

For most people, this is not advisable. You will need to spend a lot of time reading and studying to prepare for this task. You are more likely to make errors that could cost your family significantly more than you would have paid an attorney to prepare your will.

What are some basic documents that everyone should have?

Everyone should have a last will and testament, financial power of attorney and an advance health care directive.

During a Q&A session, retirees asked questions pertaining to their individual estates and retirement plans. After a lifetime of hard work and for the sake of their families, many Gold Flames members are no longer leaving the future to chance.

— In Memoriam 2011 —

Ima J. Adams
Elizabethtown Gas

Richard Cates
Elizabethtown Gas

Mary E. Copeland
AGL Resources

Harold E. Gresham
Atlanta Gas Light

W. Briggs Hamilton
Atlanta Gas Light

Ray Lane
Virginia Natural Gas

Lindsey L. London
Atlanta Gas Light

Willie Mann
Riverdale LNG

William K. McAbee
Atlanta Gas Light

Robert L. Neely
Atlanta Gas Light

Wesley Norris
Atlanta Gas Light

Gardie L. Overstreet
AGL Resources

Ralph M. Pacheco Sr.
AGL Resources

Elizabeth Petrash
Elkton Gas

Elizabeth Rountrey
Virginia Natural Gas

Jackson Sneed
Chattanooga Gas

Clarence Williams
AGL Resources

To report the death of a retiree or their spouse please contact Benefits Resource Team at 1-866-977-4278.

GoldFlames

2011 RHRA:

Direct deposit makes RHRA funds available in half the time, but only 34% of AGL Resources retirees take advantage. Call Extend Health to set up this great feature. Auto Reimbursement allows you to receive reimbursement out of your RHRA without filing a paper claim form. This option is available to retirees who enrolled in Medicare Supplement, Medicare Advantage or Medicare Part D plans through Extend Health – but you must call to get started! Call 1-866-630-9542.